Exhibit 99.1

Veris Gold Corp. Receives Top Safety Awards

VANCOUVER, Aug. 14, 2014 /CNW/ - Veris Gold Corp. ("Veris" or the "Company") (OTCQB: YNGFF) is pleased to announce that its Jerritt Canyon property has received three top safety awards from the Nevada Mining Association ("NVMA") honoring the 2013 mine safety performance at the Jerritt Canyon Operations located in Elko County, Nevada. Jerritt Canyon is operated by Veris Gold USA Inc. ("Veris USA"), a wholly-owned subsidiary of the Company.

"This year's honorees have spent the past year teaching, drilling and applying best practices related to safety on the mine site, and it's time to pay tribute to their dedication to safety," said Tim Crowley, NVMA president. "Every single employee on a mine site plays a pivotal role in ensuring Nevada mines are safe. These awards recognize those companies and professionals that stand out above all others."

The Mine Operators Safety Awards for Medium Underground Operations, First Place was awarded to the Veris USA team operating the SSX Mine and the Mine Operators Safety Awards for Small Underground Operations, First Place was awarded to our contractors, Small Mine Development ("SMD") operating the Starvation Canyon Mine, Jerritt Canyon, they also tied and received the First Place award, in the same category, for their operation of the Lee Smith Mine, Jerritt Canyon.

Francois Marland, President and CEO, commented, "We are honored to be awarded and recognized by our peers for mine safety at Jerritt Canyon which currently has four mines in operation. We count ourselves fortunate to have SMD operating three of our mines at Jerritt Canyon. We will continue our safety efforts as exemplified by the Safety Enhancement Program implemented into the Company's operations by Graham Dickson, COO in an effort to bolster and encourage employees to keep safety as a first priority. The Program was designed to identify and correct hazards, implement safe work practices and review current safety procedures. We hope to continue this Program into the future and we are dedicated to supporting the industry-wide credo to send every mining employee and contractor home safe and healthy after every shift."

About Veris Gold Corp.
Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon processing plant and gold mines located 50 miles north of Elko, Nevada, USA. The Company's primary focus is on the re-development of the Jerritt Canyon mining and processing plant. The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the Ketza River Property.

On behalf of
"VERIS GOLD CORP."

François Marland
President and CEO

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. All material information may be accessed at www.sedar.com.

Forward-Looking Statements This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities regulations in Canada and the United States (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to estimated mineral resources, anticipated effect of the completed drill results on the operations at Jerritt Canyon, the interpretation of those results, and timing and expectations of future work programs. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "expects, "is expected", "budget", "scheduled", "estimates", forecasts", "intends", "anticipates", or "believes", "has the potential" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved.  The forward-looking information contained in this news release is based on certain assumptions that the Company believes are reasonable, including, with respect to mineral resource estimates, the key assumptions and parameters on which such estimates are based, as set out in this news release and the technical report for the property, that the current price of and demand for gold will be sustained or will improve, the supply of gold will remain stable, that the general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed on reasonable terms and that the Company will not experience any material accident, labor dispute, or failure of plant or equipment.

However, forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, conclusions of economic evaluations, the risk that actual results of exploration activities will be different than anticipated, that cost of labour, equipment or materials will increase more than expected, that the future price of gold will decline, that mineral resources and reserves are not as estimated, that actual costs or actual results of reclamation activities are greater than expected; that changes in operations may result in increased costs, unexpected variations in mineral resources and reserves, grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes and other risks generally associated with mining.  See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE Veris Gold Corp.

%CIK: 0001286799

For further information:

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
T:  (604) 688-9427 ext 224
NA Toll Free: 1-855-688-9427
E:  nicole@verisgold.com
W: verisgold.com

CO: Veris Gold Corp.

CNW 12:42e 14-AUG-14